Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 30, 2021

Dillon Hagius U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Iron Spark I Inc. Registration Statement on Form S-1 Filed March 2, 2021 File No. 333-253775

Dear Mr. Hagius:

On behalf of our client, Iron Spark I Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 29, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Dillon Hagius March 30, 2021 Page 2

Registration Statement on Form S-1

Our warrant agreement will designate the courts of the State of New York. . . ., page 48

1.            Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.  Additionally, please add this disclosure to your risk factor on page 49 entitled "Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits against our directors and officers."

Response: Pages 48 and 49 of the Amended Registration Statement have been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner